UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 18, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX SECOND QUARTER 2013 NET INCOME REACHES $21.7 MILLION, OR $0.57 PER SHARE ON COMMERCIAL PORTFOLIO GROWTH (+7% QoQ, +18% YoY) AND HIGHER NET INTEREST INCOME (+13% QoQ and YoY).

PANAMA CITY, July 18, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter and the six months ended June 30, 2013.

Second Quarter and Half-Year 2013 Business Highlights

•	The Bank’s second quarter 2013 Net Income (*) reached $21.7 million, or $0.57 per share, compared to $16.3 million, or $0.43 per share, in the previous quarter, and $23.2 million, or $0.61 per share in the second quarter 2012. The $5.4 million, or 33%, increase in Net Income versus the previous quarter was mainly driven by improved results from the Commercial Division and Treasury activities, partially offset by higher generic provision requirements due to portfolio growth. The decrease versus the second quarter 2012 was largely driven by the $5.6 million gain on sale of premises and equipment recorded in the second quarter 2012, while net operating income grew 12% YoY.
•	The Commercial Division’s portfolio balance grew 7% quarter-on-quarter and 18% year-on-year, to $6.7 billion as of June 30, 2013, mainly attributable to strong demand in the Bank’s client base of Corporations and Financial Institutions (+7% QoQ; +16% YoY), along with increased diversification into the Middle-Market segment (+5% QoQ; +43% YoY). Average balances reached $6.2 billion in the second quarter 2013 (+5% QoQ; +16% YoY).
•	Credit disbursements totaled $4.0 billion in the second quarter 2013, a 13% increase versus the first quarter 2013, and a 53% increase compared to the second quarter 2012, as credit demand strengthened, mainly from financial institutions.
•	Net interest income reached $29.4 million in the second quarter 2013 (+13% QoQ and YoY), mainly driven by a reduction in the average cost of funds, despite the accelerated amortization of commission expense from debt prepayments, and the amortization expense of financial instruments for which hedge accounting was discontinued in the third quarter 2012.
•	Fees and commissions totaled $2.8 million in the second quarter 2013 (+18% QoQ; +21% YoY), mainly as a result of growth in contingency and letters of credit transactions, while the number of executed mandated transactions and our pipeline of intermediation activities increased, as well.
•	Deposit balances reached a new high at $2.8 billion as of June 30, 2013 (+7% QoQ; +17% YoY), and represent 44% of total liabilities at the end of the second quarter 2013. Short-term borrowings and securities sold under repurchase agreements (“Repos”) totaled $2.4 billion as of June 30, 2013 (+37% QoQ; +177% YoY), while borrowings and long-term debt decreased to $1.0 billion (-39% QoQ; -52% YoY), as the Bank opted to make debt prepayments.

(*) Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Second Quarter 2013 results: “Bladex continues to deliver on its commitment to attain critical mass by increasing disbursements in a consistent manner, deploying medium term funding, and increasing net interest margin.  In a market environment jolted by potentially significant changes in secular trends – the FED´s QE tapering and its potential impact on global capital flows, the growth dynamics of China and its impact on commodity prices, growth prospects in Latin America to name just a few – we are convinced that Bladex continues well-positioned to provide solutions that benefit our clients, and to produce the results that meet the expectations of our shareholders.

With regards to financial results, Bladex continued to grow its book of business this quarter with solid momentum, while strengthening earnings and earnings quality, all without compromising credit quality. The expansion of Net Interest Margin and Fee Income is underway, and is expected to accelerate in the following quarters on the basis of actions already taken so far this year, and of the pipeline of opportunities in the process of being closed.  Bladex stands to benefit from a gradual rise in market rates, as its short-term portfolio of floating rate assets and liabilities allows it to react swiftly to changes in rates and margins. Controllable expenses are starting to taper as our focus on operating efficiency is gradually yielding results, and our efficiency ratio is trending in the right direction.  Overall, we are encouraged to see Bladex’s core business firmly on track, and gaining speed,” Mr. Amaral concluded.

2

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

3

(US$ million, except percentages and per share amounts)	6M13	6M12	2Q13	1Q13	2Q12
Net Interest Income	$55.4	$55.6	$29.4	$26.0	$26.0
Net Operating Income (Loss) by Business Segment:
Commercial Division	$41.7	$41.9	$21.3	$20.4	$20.6
Treasury Division	$0.5	$9.1	$4.3	($3.8)	$2.1
Net Operating Income	$42.2	$51.0	$25.6	$16.6	$22.8
Net income - business segment	$39.5	$50.5	$23.1	$16.3	$17.9
Net income attributable to the redeemable noncontrolling interest	$1.5	$0.2	$1.4	$0.0	$0.1
Net Income attributable to Bladex Stockholders - business segment	$38.0	$50.3	$21.7	$16.3	$17.8
Other income unallocated - Gain on sale of premises and equipment	$0.0	$5.6	$0.0	$0.0	$5.6
Net loss from discontinued operations	$0.0	($0.5)	$0.0	$0.0	($0.2)
Net Income attributable to Bladex Stockholders	$38.0	$55.4	$21.7	$16.3	$23.2

Net Income per Share (1)	$0.99	$1.48	$0.57	$0.43	$0.61
Book Value per common share (period end)	$21.87	$21.29	$21.87	$22.02	$21.29
Return on Average Equity (“ROE”)	9.1%	14.1%	10.3%	7.9%	11.7%
Operating Return on Average Equity ("Operating ROE") (2)	10.1%	13.0%	12.2%	8.1%	11.5%
Return on Average Assets (“ROA”)	1.1%	1.8%	1.3%	1.0%	1.5%
Net Interest Margin	1.67%	1.81%	1.72%	1.62%	1.72%
Efficiency Ratio (3)	40%	34%	36%	45%	37%

Tier 1 Capital (4)	$854	$808	$854	$845	$808
Total Capital (5)	$921	$864	$921	$909	$864
Risk-Weighted Assets	$5,369	$4,443	$5,369	$5,098	$4,443
Tier 1 Capital Ratio (4)	15.9%	18.2%	15.9%	16.6%	18.2%
Total Capital Ratio (5)	17.1%	19.4%	17.1%	17.8%	19.4%
Stockholders’ Equity	$840	$808	$840	$845	$808
Stockholders’ Equity to Total Assets	11.6%	13.0%	11.6%	12.3%	13.0%
Accumulated other comprehensive income (loss) ("OCI")	($17)	($1)	($17)	($1)	($1)

Leverage (times) (6)	8.6	7.7	8.6	8.2	7.7
Liquid Assets / Total Assets (7)	8.4%	11.3%	8.4%	8.3%	11.3%
Liquid Assets / Total Deposits	22.0%	29.5%	22.0%	22.1%	29.5%

Non-Accruing Loans to Total Loans, net	0.0%	0.5%	0.0%	0.0%	0.5%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.6%	1.2%	1.3%	1.6%
Credit provision to non-accruing balances	n.m. (*)	383.9%	n.m. (*)	n.m. (*)	383.9%

Total Assets	$7,243	$6,227	$7,243	$6,894	$6,227
(*) "n.m." means not meaningful.

4

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 16, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the second quarter 2013. The dividend will be paid on August 6, 2013, to stockholders registered as of July 29, 2013.

▪	Ratings affirmed: On July 4, 2013, Standard & Poor’s affirmed the Bank’s credit rating at BBB/A-2; with a “Stable” Outlook. On May 8, 2013, Moody’s Investors Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

5

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2013, Bladex had disbursed accumulated credits of nearly $200 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 19, 2013 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The replay passcode is: 54300959.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

6